UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No.             )

Amalgamated Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

(CUSIP Number)

Mr. Wang Xiao Peng
c/o QMIS Capital Finance Pte Ltd.

Room 1819 Mingyong Building

No.60 Xian Road, Shekekou District

Dalian, China 116021
Tel: 13909840703

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 26, 2007

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):
			WANG XIAO PENG
	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

		(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):	PF

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	CHINA

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	1,390,000

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	1,390,000

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	1,390,000

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	N/A

	(13)	Percent of Class Represented by Amount in Row (11):	100%

	(14)	Type of Reporting Person:	IN

ITEM 1.      SECURITY AND ISSUER.

Common Stock, par value $0.0001, of Amalgamated Acquisition Corp., a Delaware corporation (the “Company” or “Issuer”), c/o QMIS Capital Finance Pte Ltd., Room 1819 Mingyong Building, No.60 Xian Road, Shekekou District, Dalian, China 116021.

ITEM 2.      IDENTITY AND BACKGROUND.

This statement is filed by Wang Xiao Peng (the "Reporting Person").

Mr. Wang purchased all of the Company's Common Stock as of June 26, 2007, pursuant to a Share Purchase Agreement dated as of June 15, 2007 between Wang Xiao Peng and William Tay.

Mr. Wang business address is at c/o QMIS Capital Finance Pte Ltd., Room 1819 Mingyong Building, No.60 Xian Road, Shekekou District, Dalian, China 116021.

Mr. Wang's has fourteen years working experience in Business enterprises working as Senior executive Director of Hebei Province Looping Bo Bay Economy & Technique Group Co., Ltd. Mr. Wang Xiaopeng, 43 years old, college Diploma. Between 1983 and 1985, worked at Hebei Province Member Committee, and as office director in Hebei Kanshou University, between 1985 and 1989, as vice secretary of Hebei Province Member Committee Organ and journalist of "Hebei Youth" Journal Press, between 1989 and 1990, as general Manager of General Company of Hebei Youth Industry, between 1990 and 1991, as commissioner of "Shijiazhuang Market Guidance" of China Commerce Press, in 1991, he joined in Civil Revolution Hebei Province Committee, and listed to be series of Minge Central Cadre in Support, in 1997, as board chairman and president of "Hebei Looping Bo River", in 1998, he served as board chairman of Shuanglong Mountain, South Lake Sceneries, in 2002, as deputy head of the team in Dongbaipo Scenery Red Tour Leading Team, in 2005, being invited to attend the first session of World Outstanding Chinese Business Men Conference, in 2006, as assistant president and secretary-general of the World Chinese Communication and Enterprise Development and Research Academy, and proprietor of the journal press" World Chinese", in June 2006, as secretary-General of World Overseas Chinese Culture Development Fund Committee, in August 2006, being invited to be served as professor, tutor of master in Hebei Business and Economy University. Now, he is the Chairman of Hebei Province Looping Bo Bay Economy & Technique Group Co., Ltd. He is a Chinese Citizen in China.

Mr. Wang has never (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a Share Purchase Agreement (the “Agreement”), on June 26, 2007 (the Closing date, as defined in the Agreement), Mr. Wang purchased for a price of US$33,000 in cash, 1,390,000 outstanding shares of restricted common stock from William Tay, the former President and Director of the Company.

ITEM 4.      PURPOSE OF TRANSACTION.

Mr. Wang acquired his interest in the Company pursuant to a transaction whereby he would become an officer and director of the Company. The shares of Common Stock were acquired for the purpose of acquiring control of the Company and seeking one or more strategic acquisitions. In connection therewith, Mr. Wang may recommend and/or vote in favor of one or more proposals which would amend the Company's Certificate of Incorporation and for the appointment of directors.

Mr. Wang may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. Mr. Wang may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, Mr. Wang has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Mr. Wang may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Wang beneficially owns 1,390,000 shares of the Company's Common Stock, representing a 100% interest in the shares of Common Stock currently issued and outstanding.

(b) The responses of each Reporting Person to Items 7 though 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, Mr. Wang has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

The Share Purchase Agreement dated June 15, 2007, between Wang Xiao Peng and William Tay, is incorporated herein by reference to Amalgamated Acquisition Corp. 8-K report filed (as Exhibit 10.1) on June 26, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2007

/s/ Wang Xiao Peng

_______________________________

By: Wang Xiao Peng